Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

December 19, 2023

VIA EDGAR CORRESPONDENCE

Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Ms. Rotter:

On behalf of Exchange Traded Concepts Trust (the “Trust”), this letter responds to comments you provided regarding the SOX review of recent filings relating to the following series of the Trust (each a “Fund”):

1.	ETC 6 Meridian Hedged Equity-Index Option Strategy ETF (“SIXH”)
2.	ETC 6 Meridian Low Beta Equity Strategy ETF (“SIXL”)
3.	ETC 6 Meridian Mega Cap Equity ETF (“SIXA”)
4.	ETC 6 Meridian Small Cap Equity ETF (“SIXS”)
5.	ETC 6 Meridian Quality Growth ETF (“SXQG”)
6.	Capital Link Global Fintech Leaders ETF (“KOIN”)
7.	Nifty India Financials ETF (“INDF”)
8.	ROBO Global(R) Healthcare Technology and Innovation ETF (“HTEC”)
9.	ROBO Global(R) Robotics and Automation Index ETF (“ROBO”)
10.	ROBO Global(R) Artificial Intelligence ETF (“THNQ”)

For your convenience, your comments and the Trust’s responses are set forth below.

Comment 1

With respect to INDF, the description of the Fund’s investment objective in the prospectus is inconsistent with the investment objective disclosed in the Notes to the Financial Statements of the Fund’s shareholder report. Please confirm in correspondence that the disclosure will be reviewed and going forward will be consistent.

Response to Comment 1

The Registrant confirms that the disclosure has been reviewed and will be consistent going forward.

Comment 2

The most recent prospectus for HTEC, ROBO, and THNQ was filed in EDGAR on August 30, 2023. The due date was August 28, 2023. Please explain in correspondence the delay in filing the prospectus.

Response to Comment 2

The Registrant represents that there were delays with respect to the iXBRL tagging process, including technical difficulties experienced by the Trust’s filing agent, which affected its ability to timely file the Funds’ annual update registration statement on August 28, 2023. The Trust notes that the filing was accepted by EDGAR the night of August 29, 2023 and received a filing date of August 30, 2023. The Registrant does not expect delays of that nature to occur going forward.

Comment 3

ROBO disclosed a “payable to custodian – overdraft” on its most recent Statement of Assets and Liabilities. Please explain the cause of the overdraft in correspondence.

Response to Comment 3

The Fund’s investments consist of securities of both U.S. and foreign issuers, including securities of issuers located in emerging market countries. The Fund discloses that, under normal circumstances, at least 40% of the Fund’s index components will represent securities of non-U.S. issuers. The Fund is managed in a manner to track its index as closely as possible. During the relevant period, the Fund carried a degree of foreign dividend and tax reclaim receivables whose receivable dates were unknown. Excessive cash holdings, including cash receivables, will cause the Fund’s returns to deviate from its index due to cash drag (the impact of uninvested cash on the Fund's return). However, cash receivables are not assets available for investment by the Fund. To the extent that a non-material overdraft allows the Fund to more closely track its investment objective without causing the Fund to incur additional transaction costs and/or forcing the liquidation of portfolio holdings to cover an overdraft that would otherwise be covered by cash receivables, the Fund believes that incurring the overdraft is in the best interest of the Fund and its shareholders. The Adviser is currently reviewing its open receivables with the custodian bank and the Trust has engaged a third party firm to assist with the submission of foreign tax reclaim applications with the relevant foreign tax agencies to determine their status and facilitate payment of the receivable.

Because the Fund was operating with very low or no cash reserves due in part to the open cash receivables, more common contributing causes of bank overdraft, including unforeseen redemption activity that causes an overdraft until the sales of portfolio securities necessary to cover the redemption request settle, may have also been a cause of overdraft during the period.

Comment 4

Please review the response to Item C.9. Question vii on Form N-CEN filed on February 10, 2023 for SIXH, SIXL, SIXA, SIXS, and SXQG. The current prospectus indicates that the adviser is Exchange Traded Concepts, LLC. If the response to the question is accurate, please explain in correspondence who the adviser was and when the change was made.

Response to Comment 4

The original investment advisory agreement between the Trust and the Adviser with respect to SIXH, SIXL, SIXA, and SIXS (but not SXQG, which commenced operations at a later date) inadvertently lapsed on May 6, 2022 because the Board of Trustees did not timely renew the agreement due to an administrative error. The Registrant confirms that the Adviser continued to provide uninterrupted services to the Funds consistent with the terms of its investment advisory agreement during this period. With respect to the Form N-CEN, the termination of the agreement appeared to be reportable on Form N-CEN under Item C.9.(b) A proxy statement was filed and shareholders approved a new investment advisory agreement on August 24, 2023 with respect to SIXA and SIXS, and on September 15, 2022 with respect to SIXL and SIXH. That action to reappoint the Adviser and each corresponding date were reported under Item C.9.(a)(vii) and (vii)(1).

Comment 5

Please review the responses to Item C.8. on Form N-CEN filed on July 14, 2023 for HTEC and THNQ. The Statement of Operations, Notes to Financial Statements, and Financial Highlights indicate fees were waived. The responses to Form N-CEN indicate no fees were waived. Please explain in correspondence the differences in the disclosures.

Response to Comment 5

The Registrant confirms that the response that was reported on Form N-CEN is inaccurate and will amend the Form N-CEN filing.

Comment 6

Form N-CSR was updated in January 2022 and the most recent version of the form can be found on the SEC’s website. The updated form includes Items 4.(i) and 4.(j), which are required to be addressed whether or not the response is N/A. Form N-CSR on file with respect to INDF, HTEC, ROBO, and THNQ does not provide responses to Items 4.(i) and 4.(j). Please provide answers to these questions in correspondence and confirm in correspondence that the current Form N-CSR will be used and all questions answered going forward.

Response to Comment 6

In response to Item 4.(i), the Registrant confirms the question is not applicable. The Registrant has not retained, for the preparation of the audit report on the financial statements included in the Form N-CSR, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. In response to Item 4.(j), the Registrant confirms the question is not applicable. The Registrant is not a “foreign issuer,” as defined in 17 CFR 240.3b-4.

The Registrant confirms that it has reviewed the usage of the current Form N-CSR with the Funds’ administrator in order to respond to all applicable questions.

Comment 7

HTEC and ROBO have been identified in the annual report as non-diversified funds. It appears that each Fund is operating as a diversified fund. If either Fund has been operating as a diversified fund for more than three years, please confirm in correspondence that the Fund will receive shareholder approval prior to changing its status back to non-diversified. If the Trust believes that either Fund is operating as a non-diversified fund, please provide such calculations supplementally in correspondence.

Response to Comment 7

The Registrant acknowledges the Staff's position and confirms that HTEC and ROBO have not operated in a non-diversified manner within the last three years and will reflect in their next update to the prospectus that each Fund is diversified and will strike references to identifying each Fund as non-diversified. The Registrant confirms that each Fund will seek shareholder approval if it intends to change its status back to a non-diversified fund.

Comment 8

For each Fund whose expense structure is a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the Fund, please describe in correspondence whether the adviser is current with all payments to the Fund’s service providers. Additionally, please describe in correspondence whether the agreements on file with the Commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

Response to Comment 8

The Registrant notes that only KOIN, INDF, HTEC, ROBO, and THNQ have a unitary fee structure. The Registrant confirms that the Funds’ Adviser is current with all payments to the Funds’ service providers through the current billing cycle. While certain service provider agreements may provide that the Fund is the obligated party to pay such service providers, the Adviser is contractually obligated to pay these expenses of the Fund pursuant to the Advisory Agreement with the Fund and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Traded Concepts Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP